                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2) *

                     EASTERN ENVIRONMENTAL SERVICES, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title of Class of Securities)

                                   276369105
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                                (CUSIP Number)

Robert M. Kramer, Esq., 1150 First Avenue, Suite 900, King of Prussia, PA 19406,
                                (610) 992-4712
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications

                               January 31, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
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CUSIP No.    276369105                                Page  2  of  4  Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        GEORGE O. MOOREHEAD
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [_]
                                                                         (b) [_]


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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

                        PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        [_]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                        UNITED STATES
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                             7     SOLE VOTING POWER

  NUMBER OF                                          385,000
   SHARES               --------------------------------------------------------
BENEFICIALLY                 8     SHARED VOTING POWER
  OWNED BY
    EACH                                             1,111,101
 REPORTING              --------------------------------------------------------
   PERSON                    9     SOLE DISPOSITIVE POWER
    WITH
                                                     385,000
                        --------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                     N/A
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,496,101
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        12.3%
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14 TYPE OF REPORTING PERSON*

                        IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

This item is unchanged from the Schedule 13D filed by the Reporting Person on July 2, 1996.

Item 2.  Identity and Background.

This item is unchanged from the Schedule 13D filed by the Reporting Person on July 2, 1996.

Item 3.  Source and Amount of Funds or Other Consideration.

This item is unchanged from the Schedule 13D, Amendment 1, filed by the Reporting Person on January 10, 1997.

Item 4.  Purpose of Transaction.

This item is unchanged from the Schedule 13D filed by the Reporting Person on July 2, 1996, except that all agreements described therein under which the Reporting Person, Mr. Louis D. Paolino, Jr., the Environmental Opportunities Fund, L.P., and the Environmental Opportunities Fund (Cayman), L.P., held the right to purchase shares of the Issuer have been consummated, and the resulting number of shares owned by the Reporting Person is as set forth in Item 5, infra.

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon the number of outstanding shares of common stock of Eastern Environmental Services, Inc., as reported by the issuer to be 12,058,326, the 1,496,101 shares that may be considered to be beneficially owned by the Reporting Person would represent 12.3% of the common stock that would be outstanding after the exercise of the options described in
                  Item 5, subparagraph (c), of the Schedule 13D, Amendment 1, filed by the Reporting Person on January 10, 1997. The Reporting Person continues to disclaim beneficial ownership of 1,111,101 shares owned by William Skuba, as to which Environmental Opportunites Fund, L.P., Environmental Opportunites Fund (Cayman), L.P., Louis D. Paolino, Jr., and the Reporting Person possess an irrevocable proxy as to voting, as described more fully in the Schedule 13D filed by the Reporting Person on July 2, 1996.

         (b) The Reporting Person presently has the sole power to vote and dispose of 335,000 shares of common stock, consisting of 335,000 shares owned directly by the Reporting Person. The Reporting Person is also considered to have sole power to vote and dispose of 50,000 shares subject to a purchase option described in Item 5, subparagraph (c), of the Schedule 13D, Amendment 1, filed by the Reporting

                  Person on January 10, 1997. The Reporting Person has shared power to vote 1,111,101 shares subject to proxy, as described in subparagraph (a), supra.

         (c) This item is unchanged from the Schedule 13D, Amendment 1, filed by the Reporting Person on January 10, 1997.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This item is unchanged from the Schedule 13D filed by the Reporting Person on July 2, 1996, except that: (i) the put agreement with William Skuba described in
Item 6, subparagraph (a), of the Schedule 13D filed by the Reporting Person on July 2, 1996, has been cancelled; and (ii) the four stock purchase agreements described in Item 6, subparagraph (b), of the Schedule 13D filed by the Reporting Person on July 2, 1996, have been consummated in accordance with their terms.

Item 7.  Material to be Filed as Exhibits.

This item is unchanged from the Schedule 13D filed by the Reporting Person on July 2, 1996.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      2/14/97                             /s/ George O. Moorehead
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       Date                               George O. Moorehead